UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6089
H&R Block Retirement Savings Plan
(Full title of the Plan)
H&R Block, Inc.
One H&R Block Way
Kansas City, Missouri 64105
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

H&R BLOCK RETIREMENT SAVINGS PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Employee Benefits Committee of
the H&R Block Retirement Savings Plan
Kansas City, Missouri
We have audited the accompanying statements of net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Kansas City, Missouri
June 1, 2011

H&R BLOCK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 and 2009

	2010	2009
ASSETS:

Investments, at fair value:
Mutual funds	$418,955,278	$398,194,893
H&R Block, Inc. common stock fund	7,019,490	14,704,194
Common/collective trust	44,696,731	48,646,167
Self-directed brokerage accounts	7,081,143	7,016,364

Total investments,at fair value	477,752,642	468,561,618

Receivables:
Employer contributions	2,988,032	3,334,856
Participant contributions	203,825	231,095
Notes receivable from participants	4,832,226	5,245,590

Total receivables	8,024,083	8,811,541

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$485,776,725	$477,373,159

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND (NOTE 2)	727,638	2,361,826

NET ASSETS AVAILABLE FOR BENEFITS	$486,504,363	$479,734,985

See notes to financial statements.

H&R BLOCK RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSET AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010

ADDITIONS:
Investment income:
Dividends and interest	$11,486,154
Net appreciation in fair value of investments	32,089,766

Total investment income	43,575,920

Contributions:
Employer	11,711,918
Participant	27,259,843
Rollover	1,757,127

Total contributions	40,728,888

Total additions	84,304,808

DEDUCTIONS:
Benefits paid to participants	76,530,187
Administrative expenses	558,810
Transfers out of plan	446,433

Total deductions	77,535,430

Increase in net assets	6,769,378

Net assets available for benefits:
Beginning of year	479,734,985

End of year	$486,504,363

See notes to financial statements.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
1.	DESCRIPTION OF THE PLAN

The following description of the H&R Block Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan sponsored by H&R Block Management, LLC, which is a wholly owned subsidiary of H&R Block, Inc. (the “Company” or “Plan Sponsor”) for its employees and the employees of certain of its affiliates. The Plan became effective on January 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan provides for selection of an administrative committee, a plan administrator and a trustee by the members of H&R Block Management, LLC. The administrative committee is responsible for the general administration of the Plan and the interpretation of its provisions. The plan administrator is responsible for the reporting and disclosure requirements under ERISA. Fidelity Management Trust Company (“Fidelity”) is the Plan’s record keeper and trustee.

Effective December 18, 2010, to remain compliant with IRS and Puerto Rico Tax Code requirements, associates who were residents of or perform their primary work in Puerto Rico and who were participants in the Plan were transitioned to the H&R Block Puerto Rico Retirement Savings Plan (“PR Plan”). As a result, $446,433 in participant account balances were transferred to the PR Plan.

Eligibility

The timing of an employee’s eligibility for participation in the Plan depends on whether the employee is classified as a nonseasonal employee or seasonal employee. With respect to participant contributions and employer discretionary matching contributions: (a) nonseasonal employees are automatically enrolled in the Plan beginning the first day of the month following or coinciding with the date they complete 90 “Days of Service,” as such term is defined in the Plan, and (b) seasonal employees are automatically enrolled in the Plan beginning with the first participation date (January 1 or July 1) following or coinciding with the date they complete a “Year of Service,” as such term is defined in the Plan. With respect to employer discretionary profit sharing contributions, both nonseasonal and seasonal employees are eligible to participate beginning the first day of the Plan year that immediately precedes or is coincident with the date the employee completes a “Year of Service.”

Contributions

Participants may make pre-tax contributions up to seventy-five percent of their compensation, subject to Internal Revenue Code (“IRC”) limitations. Participants age 50 and over may make pre-tax contributions from zero to one-hundred percent of their compensation, subject to IRC limitations. The Company may make discretionary matching contributions of up to one hundred percent of a participant’s contributions, not to exceed five percent of the participant’s compensation. The Company may also elect

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
to make discretionary profit sharing contributions, which would be allocated among participant accounts based on the participant’s eligible compensation. For the year ended December 31, 2010, the Company contributed $11,711,918 for the discretionary matching contribution. No discretionary profit sharing contributions were made during the year ended December 31, 2010.

Vesting

Participant contributions, employer discretionary matching contributions, employer discretionary profit sharing contributions, and earnings thereon, are fully vested and nonforfeitable at all times.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the employer’s discretionary matching contribution, if any, and allocations of employer discretionary profit sharing contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan. The Plan currently offers twenty mutual funds, a Company common stock fund, a self-directed brokerage account, and a common/collective trust fund as investment options for participants. Participants have purchased shares of mutual funds and money market funds through the self-directed brokerage account.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 and are limited to the lesser of $50,000 less the highest outstanding loan balance in the previous 12 months or fifty percent of the participant’s vested account balance. The loans are secured by the balance in the participant’s account and bear interest equal to the prime lending rate established by the Federal Reserve on the first business day of the month in which the loan is requested plus 1%. Interest rates range from 4.0% to 10.5%. The loans are payable over one to five years except for loans for the purchase of a residence, which may be longer. Principal and interest is paid ratably through payroll deductions. Interest income from participant loans is included in Dividends and Interest Income.

Payment of Benefits

Generally, distributions may not be made to a participant, or in the case of death, a participant’s beneficiary, until administratively feasible following the earliest of the participant’s death, disability, retirement or severance from employment. Distributions are in the form of a lump sum cash payment, unless the participant elects to defer payment.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
Forfeited Accounts

At December 31, 2010 and 2009, forfeited accounts totaled $4,602 and $1,820 respectively. These accounts are to be used first to reduce administrative expenses of the Plan, then to reduce employer discretionary matching contributions and then to reduce employer discretionary profit sharing contributions. During the year ended December 31, 2010, forfeited nonvested accounts of $22,413 were used to pay Plan expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment instruments, including a Company common stock fund, mutual funds, a self-directed brokerage account and a common/collective trust fund. Investment securities, in general, are exposed to various risks such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds and money market funds, including those in self-directed brokerage accounts, are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Fair value of the H&R Block, Inc. common stock fund is determined by the trustee based on the fair market value of the underlying investments within the fund. The common/collective trust fund is stated at fair value as determined by the issuer of the common/collective trust fund based on the fair market value of the underlying investments. The SEI Stable Asset Fund (the “Trust”) is a common collective trust fund that is considered to be a stable value fund with underlying investments in benefit-responsive investment contracts and is valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest.

The H&R Block, Inc. common stock fund, which is made up of Company common stock and a money market fund, and the Trust are maintained on a unit value basis.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31,2010

Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
The Trust is a stable value fund formed to provide for the collective investment of assets of participating tax qualified pension and profit sharing plans and related trusts and governmental plans (or the assets of a governmental unit used to satisfy its obligations under a governmental plan) in guaranteed investment contracts and readily marketable assets in accordance with the investing criteria established by the Declaration of Trust. The Trust primarily invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics. There are no restrictions on redemptions from the Trust and there were no unfunded commitments to the Trust as of December 31, 2010.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Trust imposes certain restrictions on the Plan, and the Trust itself may be subject to circumstances that affect its ability to transact at contract value. Certain events may limit the ability of the Plan to transact at contract value with the Trust. Such events may include amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), bankruptcy of the Plan sponsor or other Plan sponsor events that would cause a significant withdrawal from the Plan, the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are not probable.
The statements of net assets available for benefits present the stable value fund at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in mutual funds, the common/collective trust fund, the self-directed brokerage account and the Company common stock fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31,2010

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses
All administrative expenses incurred by the Plan are paid by the Plan, except to the extent paid by the Company. To the extent forfeitures are not used to pay administrative expenses of the Plan, such expenses are covered using participant account balances.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $90,525 and $109,705 at December 31, 2010 and 2009, respectively.
New Accounting Standards
In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.
In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.
3. FAIR VALUE MEASUREMENTS
The fair values of investments are classified based on the lowest level of any input that is significant to the fair value measurement. The Plan used the following methods to determine fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access on the report date.
Level 2 — Inputs (financial matrices, models, valuation techniques), other than quoted market prices included in Level 1, that are observable for the asset or liability, either

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31,2010

directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs (such as professional appraisals, quoted prices from inactive markets that require adjustment based on significant assumptions or data that is not current, data from independent sources) that are unobservable for the asset or liability.
The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table provides the amounts and their corresponding level of hierarchy for our investments that are measured at fair value:

At December 31, 2010	Total	Level 1	Level 2	Level 3
ASSETS:
Mutual Funds:
Small Cap	$16,025,844	$16,025,844	—	—
Mid Cap	26,107,207	26,107,207	—	—
Large Cap	128,414,710	128,414,710	—	—
International	33,945,027	33,945,027	—	—
Retirement Income	81,969,856	81,969,856	—	—
Balanced Moderate Allocation	95,740,099	95,740,099	—	—
Income	36,752,535	36,752,535	—	—

Total Mutual Funds	418,955,278	418,955,278

H&R Block, Inc. common stock fund	7,019,490	—	7,019,490	—
Self-directed brokerage accounts	7,081,143	—	7,081,143	—
Common/collective trust	44,696,731	—	44,696,731	—

Total	$477,752,642	$418,955,278	$58,797,364	$—

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

At December 31, 2009	Total	Level 1	Level 2	Level 3

ASSETS:
Mutual Funds:
Small Cap	$13,620,268	$13,620,268	—	—
Mid Cap	23,081,879	23,081,879	—	—
Large Cap	125,404,358	125,404,358	—	—
International	36,251,720	36,251,720	—	—
Retirement Income	72,770,194	72,770,194	—	—
Balanced Moderate Allocation	92,099,851	92,099,851	—	—
Income	34,966,623	34,966,623	—	—

Total Mutual Funds	398,194,893	398,194,893

H&R Block, Inc. common stock fund	14,704,194	—	14,704,194	—
Self-directed brokerage accounts	7,016,364	—	7,016,364	—
Common/collective trust	48,646,167	—	48,646,167	—

Total	$468,561,618	$398,194,893	$70,366,725	$—

For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2 or 3.
4. INVESTMENTS
During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

H&R Block, Inc. common stock fund	$(6,543,227)
Self-directed brokerage accounts	574,668
Mutual funds	38,058,325

Net appreciation in fair value of investments	$32,089,766

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
American Funds EuroPacific Growth Fund R5	$33,945,027	$36,251,720
American Funds Growth Fund of America Class R5 (1)	23,663,708	24,463,468
Dodge & Cox Stock Fund	53,691,699	52,824,204
Vanguard Institutional Index Fund	51,059,303	48,116,686
Vanguard Wellington Fund	95,740,099	92,099,851
SEI Institutional Mid Cap Growth Fund (2)	26,107,207	23,081,879
SEI Stable Asset Fund	44,696,731	48,646,167
PIMCO Total Return Fund	36,752,535	34,966,623

(1)	Fund did not meet 5% requirement as of December 31, 2010. Balance presented for comparative purposes only.

(2)	Fund did not meet 5% requirement as of December 31, 2009. Balance presented for comparative purposes only.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the record keeper and trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, the H&R Block, Inc. common stock fund includes an investment in the common stock of H&R Block, Inc., and therefore, these transactions also qualify as exempt party-in-interest transactions.
6. PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA.
7. FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 30, 2007, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the letter. The Plan Sponsor has applied for a determination letter from the IRS for the restated plan document dated January 1, 2009. The Plan Sponsor has received additional correspondence from the IRS and responded to IRS inquiries regarding these Plan amendments. Although a new letter has not yet been received, the Plan administrator believes that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRS. As a result, the Plan administrator believes that the Plan is qualified and the related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the Department of Labor (DOL). The Plan is subject to routine audits by taxing jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$486,504,363	$479,734,985
Adjustments from contract value to fair value for fully benefit-responsive stable value fund	(727,638)	(2,361,826)
Amounts allocated to withdrawing participants	(90,525)	(109,705)
Total investments (current value column) per Form 5500 schedule of assets (held at end of year)	$485,686,200	$477,263,454
For the year ended December 31, 2010, the following is a reconciliation of the increase in net assets per the financial statements to net income on the Form 5500:

Increase in net assets per the financial statements	$6,769,378
Change in fair value for fully benefit responsive stable value fund	1,634,188
Change in amounts allocated to withdrawing participants	19,180

Net income per Form 5500	$8,422,746

For the year ended December 31, 2010, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total distributions to participants per the financial statements	$76,530,187
Add: Amounts allocated to withdrawing participants at December 31, 2010	90,525
Less: Amounts allocated to withdrawing participants at December 31, 2009	(109,705)

Total distributions to participants per the Form 5500	$76,511,007

H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	(b)
(a)	Description of Investment, Including	(c)	(e)
Identity of Issuer or Borrower,	Maturity Date, Rate of Interest, Collateral,	Shares/Units	Current
Lessor or Similar Party	and Par or Maturity Value	Held	Value
* H&R Block, Inc. Common Stock Fund:
H&R Block, Inc.	Common Stock	575,549	$6,854,789
Cash	Cash	164,701	164,701

Total H&R Block, Inc. Common Stock Fund			7,019,490

Mutual funds:
American Funds Group	EuroPacific Growth Fund R5	821,715	33,945,027
American Funds Group	Growth Fund of America Class R5	778,668	23,663,708
Dodge & Cox Funds	Dodge & Cox Stock Fund	498,253	53,691,699
* Fidelity Freedom Funds	Fidelity Freedom 2000 Fund	193,612	2,311,726
* Fidelity Freedom Funds	Fidelity Freedom 2005 Fund	335,089	3,622,308
* Fidelity Freedom Funds	Fidelity Freedom 2010 Fund	476,080	6,469,924
* Fidelity Freedom Funds	Fidelity Freedom 2015 Fund	1,108,209	12,567,088
* Fidelity Freedom Funds	Fidelity Freedom 2020 Fund	797,420	10,996,420
* Fidelity Freedom Funds	Fidelity Freedom 2025 Fund	1,144,514	13,184,802
* Fidelity Freedom Funds	Fidelity Freedom 2030 Fund	659,373	9,079,572
* Fidelity Freedom Funds	Fidelity Freedom 2035 Fund	704,964	8,085,936
* Fidelity Freedom Funds	Fidelity Freedom 2040 Fund	821,070	6,576,774
* Fidelity Freedom Funds	Fidelity Freedom 2045 Fund	510,099	4,840,842
* Fidelity Freedom Funds	Fidelity Freedom 2050 Fund	177,955	1,669,213
* Fidelity Freedom Funds	Fidelity Freedom Income Fund	227,416	2,565,251
Harbor Funds	Harbor Small Cap Value Fund	818,062	16,025,844
PIMCO Funds	PIMCO Total Return Fund	3,387,330	36,752,535
			(continued)

H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	(b)
(a)	Description of Investment, Including	(c)	(e)
Identity of Issuer or Borrower,	Maturity Date, Rate of Interest, Collateral,	Shares/Units	Current
Lessor or Similar Party	and Par or Maturity Value	Held	Value
SEI Investments	SEI Institutional Mid Cap Growth Fund	1,461,770	26,107,207
Vanguard Group	Vanguard Institutional Index Fund	443,955	51,059,303
Vanguard Group	Vanguard Wellington Fund	1,782,538	95,740,099

Total Mutual Funds			418,955,278

Common Collective Trust Fund SEI Investments	SEI Stable Asset Fund	45,424,369	44,696,731

Self-directed brokerage accounts	BrokerageLink		7,081,143

Plan participants (1)	Notes receivable from participants, Interest range: 4.0% to 10.5% with varying maturity dates through July 2028		4,832,226

Total investments (2)			$482,584,868

Column (d) omitted as cost information is not required for participant-directed assets.
(1)  Indicates party-in-interest to the Plan.
(2) Total investments per the Statement of Net Assets Available for Benefits excludes Notes receivables from participants in accordance with ASU No. 2010-25. See note 2.
(concluded)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block Retirement Savings Plan
Date June 1, 2011
Colby R. Brown
Vice President and Corporate Controller H&R Block, Inc.